

03054575

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 4-30-03

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 50890

8-53670

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Queen City Investment Funds, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2693 Madison Road
(No. and Street)

Cincinnati	Ohio	45208
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen Galemmo (513) 924-0990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer, Jeffries & Co.
(Name – *if individual, state last, first, middle name*)

4155 E. Jewell Avenue, Suite 307	Denver	Colorado	80222
(Address)	(City)	(State)	(Zip Code)



SEC RECEIVED PROCESSING
MAR 0 3 2003
WASH, D.C. 208 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


Queen City
Investment Funds Inc

2693 Madison Road • Cincinnati, Ohio 45208 • www.qcfunds.com
513.924.0990 • 513.924.0991 fax


SEC MAIL PROCESSING
RECEIVED
MAR 0 3 2003
WASH. D.C. 208 SECTION

February 27, 2003

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549

Via FedEx 8359 4268 4224

RE: Queen City Investment Funds, Inc. (CRD # 118495) Annual Audit Report/Correct SEC Number

Gentlemen:

This letter provides a corrected SEC number for the two original Annual Audit Reports mailed under separate cover on February 21, 2003.

Inadvertently there was an incorrect SEC number for Queen City Investments Funds, Inc. on the facing page.

Could you please manually correct the SEC number on the facing page to reflect the correct SEC number?

The incorrect number was 8-50890.

THE CORRECT NUMBER SHOULD BE 8-53670.

Enclosed are copies of the previous correspondence and the incorrect facing page. If you have any questions call me at 314-348-1702.

Sincerely,



Luther Lynn Shelby
Financial and Operations Principal

Enclosures